Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 2 DATED MARCH 3, 2016
TO THE PROSPECTUS DATED FEBRUARY 1, 2016

This document supplements, and should be read in conjunction with, our prospectus dated February 1, 2016, as supplemented by Supplement No. 1 dated February 1, 2016. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to:

•	disclose our our daily net asset value per share for our Class A shares and Class I shares for the month of February 2016; and

•	disclose our entry into new property-level financing for The Flats at Carrs Hill.

Historical NAV per Share
The following table sets forth the net asset value, or NAV, per share for the Class A and Class I shares of our common stock on each business day for the month of February 2016:

Date	NAV per Class A Share	NAV per Class I Share
February 1, 2016	$13.00	$13.11
February 2, 2016	$12.99	$13.10
February 3, 2016	$13.00	$13.11
February 4, 2016	$12.99	$13.10
February 5, 2016	$12.97	$13.08
February 8, 2016	$12.93	$13.04
February 9, 2016	$12.92	$13.03
February 10, 2016	$12.92	$13.03
February 11, 2016	$12.91	$13.02
February 12, 2016	$12.92	$13.03
February 16, 2016	$12.94	$13.05
February 17, 2016	$12.95	$13.06
February 18, 2016	$12.96	$13.07
February 19, 2016	$12.96	$13.07
February 22, 2016	$12.97	$13.08
February 23, 2016	$12.97	$13.08
February 24, 2016	$12.96	$13.07
February 25, 2016	$12.99	$13.10
February 26, 2016	$12.98	$13.09
February 29, 2016	$12.96	$13.07
Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.
Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. Our NAV per share, which is updated at the end of each business day, along with our prospectus, as supplemented, are available on our website.

Financing for The Flats at Carrs Hill

On March 1, 2016 (the “Effective Date”), RPT Flats at Carrs Hill, LLC (“RPT Flats at Carrs Hill”), a Delaware limited liability company and our indirect wholly-owned subsidiary, as borrower, entered into a credit agreement providing for a $14.5 million secured, fully non-recourse loan (the “Nationwide Loan”) with Nationwide Life Insurance Company (“Nationwide”), which is not affiliated with us or any of our affiliates.

The Nationwide Loan is secured by The Flats at Carrs Hill, a 138 unit student housing apartment property covering 135,864 square feet located on a 14.3 acre site in Athens, Georgia (the “Property”). We acquired the Property for a gross purchase price of $27.0 million on September 30, 2015, exclusive of closing costs, and we own it through RPT Flats at Carrs Hill.

The interest rate for the Nationwide Loan is fixed at 3.63% with interest-only payments for the full ten year term. The maturity date of the Nationwide Loan is March 1, 2026 with no extension options. The Nationwide Loan permits voluntary prepayment of the full outstanding balance at any time subject to payment of the applicable prepayment premium, which is (a) the greater of a yield maintenance calculation or 1.0% of the principal amount outstanding for prepayments occurring up to and including the 96th month of the term, (b) 2.0% of the principal amount outstanding for prepayments occurring during months 97 through 102 of the term, or (c) 1% of the principal amount outstanding for prepayments occurring during months 103 through 114 of the term. The Nationwide Loan is prepayable at par during the last six months of the term. Additionally, the Nationwide Loan contains a one-time option to be assumed by a new borrower subject to satisfaction, in Nationwide’s sole discretion, of specified conditions and payment of a fee equal to 1.0% of the outstanding balance.

RPT Flats at Carrs Hill paid loan financing costs of $145,000, comprised of lender fees, placement agent fees, legal costs, taxes, and other customary closing costs.

Proceeds of $14.5 million under the Nationwide Loan were applied to our existing secured $75.0 million line of credit with Wells Fargo Bank, N.A. Prior to closing of the Nationwide Loan, the Property served as additional collateral under our line of credit.